Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	State/Country of Incorporation	Formerly known as:
Wholly-owned Direct Subsidiaries
ALOT, Inc.	Delaware	MIVA Direct
Varick & Spring I, Inc.	Delaware	B&B Advertising, Inc.
Varick & Spring (MSB), Inc.	Delaware	MIVA Small Business Solutions, Inc.
Who Midco Corporation	Delaware

Wholly-owned Indirect Subsidiaries
Varick and Spring II, Inc.	Delaware	MIVA Media International, Inc.
Varick and Spring UK, Limited	United Kingdom	MIVA (UK) Ltd.
Varick and Spring Ireland Limited (dissolved Q1 2010)	Ireland	Espotting Media Ltd.
Varick and Spring (Scandinavia) AB (liquidated Q4 2010)	Sweden	Espotting Scandinavia AB
Varick and Spring (Spain) SL	Spain	MIVA Media S.L.
Varick and Spring (Deutschland) GmbH	Germany	MIVA Deutschland GmbH
Varick and Spring (Italia) Srl (liquidated Q3 2010)	Italy	MIVA (Italia) S.r.l. - a socio unico

Varick and Spring (France) Sarl (dissolved Q4 2009)	France	MIVA (France) S.a.r.l.